FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 4, 2022, announcing that Internet Para Todos Expands Services Contract with Gilat.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 4, 2022	By: /s/ Gil Benyamini
Gil Benyamini
Chief Financial Officer

Internet Para Todos Expands Services Contract with Gilat

Petah Tikva, Israel, August 4, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that Internet para Todos (IPT) in Peru is expanding its contract with Gilat, for 4G cellular backhaul services over the Internet.

IPT is a global collaborative between Telefónica, Meta (formerly Facebook), IDB Invest, and CAF. The initiative is bridging the digital divide in Latin America and providing internet connectivity to remote regions of Peru.

Gilat provides 4G cellular backhaul services over the internet that are being deployed at more than 100 new sites to provide coverage to rural zones through Gilat’s access network. The new multi-year contract addresses 4G connectivity to smaller villages and is expected to further grow over time.

"The services from Gilat have been instrumental in helping us to supply the population of Peru with broadband connectivity, even in the most rural regions," said Teresa Gomes, CEO at IPT.

“It’s an honor to expand this important, continuing work with IPT, helping them to overcome technical and economic barriers to bridge the digital divide and increase connectivity in rural areas." said Arieh Rohrstock, Corporate SVP and General Manager Gilat Peru.

About IPT
Internet para Todos (IPT) was born as a global collaborative initiative between Telefónica and Facebook in order to bridge the digital divide in Latin America, under a sustainable and innovative model that would overcome the obstacles posed by carrying connectivity to rural areas with high geographical complexity. This initiative is joined by IDB Invest and CAF, which guided by the same goal of connecting the unconnected and confident that connectivity is an important lever for the development and transformation of people's lives, consolidates the new company IPT as a Rural Mobile Infrastructure Operator - OIMR in Peru, starting operations on May 1st, 2019. IPT is the first ever Network as a Service designed to bring reliable internet to rural communities in Peru in an economically sustainable way.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com